Mail Stop 4561

October 26, 2006

Dean Goodermote, Chief Executive Officer
Double-Take Software, Inc.
257 Turnpike Road, Suite 210
Southborough, MA 01772

> **RE:** **Double-Take Software, Inc.**
> **Registration Statement on Form S-1/A**
> **File No. 333-136499**
> **Date Filed: October 4, 2006**

Dear Mr. Goodermote:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments.

<u>Cover Page</u>

1. We have reviewed your response to comment 4 of our letter dated September 6,
   2006. We believe that the reference to "joint book running managers" on the
   cover page is inconsistent with the requirements of Rule 421(d). We will not
   object if this term is used on the back outside cover. In the description of the joint
   book running manager arrangement provided in the Underwriting section, please
   explain that the underwriting agreement provides that decisions be made jointly
   by the book running managers, and briefly describe the most significant decisions
   of this nature, particularly those which could affect investors.

<u>Our Markets and Opportunities, page 1</u>

2. In response to comment 8 of our letter dated September 6, 2006, you have
   submitted a copy of the IDC consent to the use of the statements attributed to it.
   Please file the consent as an exhibit pursuant to Item 601(b)(23) of Regulation S-
   K

Unaudited Pro Forma Financial Information, page 25

3. Your response to comment 20 of our letter dated September 6, 2006 indicates the $2.2 million dividend payment to the former shareholders of Double-Take EMEA were declared and paid prior to the acquisition and was not part of the purchase price. Please expand to explain why you made this dividend payment to Double-Take EMEA. Clarify what consideration you received in return for this payment.

4. We note the reference to "valuations by an independent party". Please identify the independent part and file its consent to use the information cited.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 34

5. You indicate that you have revised your disclosure in response to comment 23 of our letter dated September 6, 2006; however, it appears you have only revised your disclosure to include a discussion of gross profit. Therefore we reissue prior comment number 23 to request you to revise to discuss the period over period changes in net income in your results of operations discussion. Also, your disclosure should provide a discussion of the impact of your Series B and C Preferred Stock on your statement of operations. Revise to explain the nature of such items and their impact on net loss attributable to common stockholders.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Cost of Revenue and Gross Profit, page 36

6. Your disclosure states, "[w]e expect this cost of software revenue percentage to decrease as Double-Take EMEA sells through the inventory of Double-Take products on hand at May 23, 2006." Clarify why there will be a change in accounting for cost of sales once the inventory held by Double-Take EMEA is sold. Explain why this change would not have occurred on the acquisition date. Please explain the difference in your policy for recording revenue and cost of revenue though Double-Take EMEA before and after the inventory on hand as of May 23, 2006 is sold.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 46

7. We note your revised disclosure in response to comment 32 of our letter dated

September 6, 2006 and reissue and clarify the comment. Your disclosure appears to be a mere recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows. We refer you to the Commissions "Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" Release No. 33-8350, Section IV. B. For example, your disclosure indicates you had better cash collections from your customers as well as continued growth in your deferred revenue. Your disclosure should explain the reasons for these positive trends when determinable. Your disclosure should also explain how the acquisition of Sunbelt System Software impacted these trends. Did the acquisition of Sunbelt System Software contribute to the growth in deferred revenue? Do you experience better cash collections from Sunbelt System Software sales than through other cannels? Further, we note from your consolidated statements of cash flows on page F-6 that cash flows from accounts payable and accrued expenses changed by approximately $5 million for the six months ended June 30, 2006. Your disclosure should address this material change. Please revise as appropriate.

Aggregated Option Exercise in the Last Fiscal Year and Fiscal Year-End Option Values, page 67

8. We reissue comments 38 and 39 of our letter dated September 6, 2006. If you elect to use the "fair market value" to compute option value, then please describe the methodology used to establish the fair market value. Disclosing that the options were valued based on "internal valuation methodologies" is not informative as to the nature of the valuation methodologies used. Similarly uninformative is disclosure indicating that these values primarily based upon internal valuation estimates as well as arm's-length transactions involving our preferred stock.

Certain Relationships and Related Transactions, page 79

Double-Take EMEA Acquisition and Relationship with Jo Murciano, page 81

9. We note from your response to comment 41 of our letter dated September 6, 2006, that Mr. Murciano is the President of Double-Take EMEA and a Director and the Chief Executive Officer of Sunbelt Software Distribution. Tell us your consideration of reporting revenue and accounts receivables generated from Sunbelt Software Distribution as related party revenue and accounts receivable on

your consolidated Statements of Operations and Balance Sheets, respectively. We refer you to Regulation S-X, Rules 5-03(b)(1) and (2) and 5-02(3)(a)(2). In addition, tell us your consideration of providing the disclosures required by paragraph 2 of SFAS 57. In addition, revise your disclosure to clarify the relationship between Sunbelt System Software and Sunbelt Software Distribution.

Principal and Selling Stockholders, page 82

10. We note your responses to our comments 42 and 43 of our letter dated September 6, 2006 and will evaluate your disclosure as it is made. Be advised that we may have additional comments.

Underwriting, page 95

11. We note your response and revisions to comment 44 of our letter dated September 6, 2006. Disclosure currently indicates that the underwriters' commitment to purchase the shares "may be terminated in the event of a material adverse change in economic, political or financial conditions." Because the form of underwriting agreement has yet to be filed, the Staff is not yet able to evaluate your response to the prior comment. Please file the agreement with your next amendment.

Balance Sheets, page F-3

12. We note that you will provide the pro forma balance sheet data prior to the effectiveness of the offing in response to comment 47 of our letter dated September 6, 2006. Please be advised that we may have comments on your pro forma balance sheet data once the information is included in your financial statements.

Notes to Financial Statements

Note A – Organization and Significant Accounting Policies

[7] Revenue Recognition, page F-9

13. We note your accounting policy for arrangements that require you to deliver multiple copies of a single license of the same software in response to comment 48 of our letter dated September 6, 2006. Your response indicates that in all cases, you ship all copies to the customer in one shipment and recognize revenue upon shipment. Since the information provided in your response clarifies how you meet the delivery criterion for arrangements that require you to deliver multiple copies of a single license, you should provide such information as disclosure in the notes to your financial statements. Revise your disclosure to

include your accounting policy for arrangements that require you to deliver multiple copies of a single license similar to the one provided in your response.

14. We note that in response to comment 49 of our letter dated September 6, 2006, you removed the reference to "other persuasive evidence" in your footnote disclosure. However, we note your discussion in your revenue recognition critical accounting policies on page 41 still includes reference to "other persuasive evidence." Please revise your critical accounting policy disclosure to correspond with this and all other changes made to your footnote disclosures.

15. Your response to comment 49 of our letter dated September 6, 2006 indicates that you receive a royalty report which documents all licenses shipped in the previous month and calculates the royalty due to you. It also indicates that revenue related to the royalty report is recorded in the month that the license was shipped to the customer. Please clarify how you are able to record revenue in the month the license was shipped if you do not receive the report until the month after the license was shipped. Clarify whether you receive the report soon after the end of the month and are able to record the license sales based on actual licenses shipped or you are required to estimate the amount of licenses shipped in the month and record an entry to revise your estimates to actual in the month you receive the royalty report. In addition, revise your revenue recognition critical accounting policy to discuss the critical accounting estimates involved with software licenses sold through original equipment manufacturers.

16. We note your response to comment 52 of our letter dated September 6, 2006 and reissue and clarify a portion of the comment. You response states that "a partner knows at the time it places an order the price it will pay for the software and also the price it will pay for the renewal when it comes due." However, your response does not clarify how your customer knows the amount it will pay for the renewal when it comes due. Clarify whether your arrangements separately reference the price the customer will be required to pay to renew the customer support (i.e. provide a separate dollar amount from the year-one rate). In addition, clarify whether you refer to your customers as partners.

17. Your response to comment 53 of our letter dated September 6, 2006 indicates that many of your customers enter into support arrangements with you for additional years of support when they purchase their software license (in general up to two additional years). Clarify how you establish VSOE of fair value for the multi-year support arrangements. If you establish VSOE of fair value of a three-year support arrangement by reference to a single year renewal rate, clarify how you have determined the renewal term is substantive. We refer you to AICPA Technical Practice Aid 5100.52.

Note G – Commitments and Contingencies

[2] Litigation, page F-17

18. Your response to comment 59 of our letter dated September 6, 2006 indicates you will expense products purchased for re-sale when sold to an end customer and products purchased for internal use as the products are depreciated over their estimated useful lives. Since you are required to make the minimum payments aggregating $2 million in connection with your litigation settlement, tell us how you evaluated the necessity to accrue for this obligation pursuant to paragraph 8 of SFAS 5.

Note J – Stockholders' Equity

[1] Redeemable Preferred Stock, page F-21

19. Your response to comment 61 of our letter dated September 6, 2006 states: "[t]he $66,770 shown for the Series B Preferred shares on the balance sheet is noted as a liquidation preference and not the redemption value." Explain the difference in the liquidation preference and the redemption value of your Series B Preferred shares. In this respect, your disclosure on page F-22 states that in October 2004 your Series B Preferred shares were amended so it would be "redeemable at the option of the holder on or after November 12, 2006 at a price equal to the Liquidation Preference plus declared but unpaid dividends." In addition, if the liquidation preference is different from the redemption value, explain why you disclose the liquidation preference and not the redemption value on your balance sheet; we refer you to Regulation S-X, Rule 5-02.28(b).

20. Your response to comment 62 of our letter dated September 6, 2006 indicates you have amended your disclosure in response to the comment. However, it appears you have only amended to disclose the redemption value in November 2007. Please clarify how you believe this disclosure meets the requirement of Regulation S-X, Rule 5-02.28(c)(2). In addition, your disclosure indicates the redemption value of the Series C Preferred shares in November 2007 is $60,771. This appears to be the redemption value for the Series B Preferred shares. Clarify whether this is also the redemption value for the Series C Preferred shares. If not, revise your disclosure as appropriate.

[4] Stock Option Plans, page F-24

21. We note your response to comment 64 of our letter dated September 6, 2006. Please address the following additional comments with respect to your response and revised disclosure:

- We note the McLean Group provided an independent valuation as of December 31, 2005 and June 30, 2006. Tell us what level of assurance the McLean Group gave in their fair value assessment.

- Please provide us with the objective evidence that supports your determination of fair value of your common stock as determined by your Board of Directors in fiscal year 2005 that supports the $0.31 per share fair value. As part of your response, tell us how the internal valuation estimates were calculated and how the October 2004 preferred stock sale was used to calculate fair value. In addition, tell us how you determined that no reassessment of this estimate was necessary.

22. We note from your response to comment 65 of our letter dated September 6, 2006 that you have not determined the midpoint of your IPO offering price range. Please provide the analysis requested in this comment once the midpoint is known. Please be advised that we may have additional comments based on your response. Further, please reconcile and explain the differences between the estimated fair value of the underlying common stock of $0.31 per share in fiscal year 2005 (as determined by your Board of Directors) and $1.44 per share beginning January 1, 2006 (as determined by the McLean Group). Additionally, clarify why you believe it was appropriate to use the estimated fair market value of your common stock as of June 30, 2006 for all of the options granted in fiscal year 2006. In this respect, clarify why you believe the estimated value as of June 30, 2006 represents the fair value of your stock as of the various grant dates in fiscal year 2006.

23. Your response to comment 66 of our letter dated September 6, 2006 indicates that you do not believe you are required to file a consent from the McLean Group. However, since you refer to an independent valuation specialist, you are required to identify the expert and include the expert's consent pursuant to Section 436(b) of Regulation C. Please include this consent in your next amendment.

Note M – Subsequent Event

[1] Acquisition of Double-Take EMEA, page F-31

24. We note your response to comment 13 of our letter dated September 6, 2006 and reissue a portion of the comment. Describe for us the process used to identify and value intangible assets acquired in connection with this acquisition and clarify how your process complies with the guidance of SFAS 141, paragraphs 37.e, 39 and A14-A28.

25. We note your disclosure here and your revised disclosure in response to comment 15 of our letter dated September 6, 2006 on page 25. Please address the following additional comments with respect to your accounting for contingent consideration:

- Based on this disclosure, we note you have accrued approximately $3.9 million equal to the "excess of the fair value of the assets acquired and liabilities assumed over the non-contingent portion of the purchase price was accrued in accordance with SFAS No. 141." Tell us how your accrual of this contingent purchase price complies with paragraphs 25 through 28 of SFAS 141. Clarify how you ascertained that this amount is determinable beyond a reasonable doubt pursuant to paragraph 26 of SFAS 141. Explain whether the contingency period has concluded for the contingent purchase price included in your purchase price allocation.

- Your response to prior comment number 15 states that the earn-out payments are "contingent consideration based on the level of product purchases made by the acquired company and the payment for those purchases." Please provide a complete analysis which explains how the total amount of contingent consideration will be determined and how the contingent consideration is determined by contingency period. Clarify whether there is a minimum or maximum amount of contingent consideration which will be paid in total and/or by contingency period. In this respect, your disclosure indicates the total amount of contingent consideration is estimated to be between $10 and $12 million. Clarify how you estimated this amount of total contingent consideration. Provide a schedule of the contingency periods and the amount of contingent consideration estimated per period, if applicable.

26. Your response to comment 16 of our letter dated September 6, 2006 indicates that you entered into compensation agreements in connection with your acquisition of Sunbelt System Software. Please address the following additional comments with respect to your response:

- Your response indicates the employment agreements are not compensatory in accordance with EITF 95-8. Please provide a full analysis of the factors in EITF 95-8 which supports your conclusion.

- Clarify why you have not allocated any purchase price consideration to these employee agreements. We refer you to paragraph 37.e and A14.d(9).

27. Your response to comment 17 of our letter dated September 6, 2006 indicates the deferred revenue acquired relates to support and related services that you are

obligated to deliver and you value this liability at fair value. Your response further indicates the liability is equal to the expected cost of such services plus a normal profit margin. Clarify whether the fair value of the acquired deferred revenue included in the purchase price allocation is the same as the carrying value of the acquired deferred revenue on the acquisition date. Explain further how you computed the expected cost of providing the services plus the profit margin. Tell us the assumptions used to calculate the expected cost and the profit margin used. In addition, clarify whether you are obligated to provide unspecified upgrades and/or enhancements. If so, tell us your policy for valuing this portion of your deferred revenue; we refer you to paragraph 5 of EITF 04-11.

Sunbelt System Software

Notes to the Consolidated Financial Statements

1 – Significant Accounting Policies

Revenue Recognition, page F-42

28. It appears that revenues earned by Sunbelt System Software have been presented on the gross basis. We note from your disclosure on page 31 that, "[s]ales of [y]our software and related services generated 93% of Double-Take EMEA's revenue in 2005." Please clarify how Sunbelt Systems Software evaluated the indicators in EITF 99-19 to determine that gross reporting is appropriate for the products and services sold. Please provide a complete analysis which supports the Company's presentation for software licenses and maintenance and professional services.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397 or me at (202) 551-3462. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc.   Michael J. Silver, Esq.
        by facsimile at (410) 539-6981